SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TASER INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00001 Per Share
(Title of Class of Securities)

87651 B 104
(CUSIP Number of Class of Securities (Underlying Common Stock))

Daniel M. Behrendt
Chief Financial Officer
17800 North 85th Street
Scottsdale, Arizona 85255
(480) 991-0797
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

With copies to:
Jeffrey E. Beck, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004
(602) 382-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$910,356	$64.91

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 867,540 shares of common stock of TASER International, Inc. that have an aggregate value of $910,356 as of November 22, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated using the Black-Scholes option pricing model based on the closing price of the company’s common stock on November 22, 2010, as reported by the NASDAQ Global Select Market.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64.91 Form or Registration No.: Schedule TO Filing Party: TASER International, Inc. Date Filed: November 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2010 (as amended by Amendment No. 1 filed with the SEC on December 7, 2010, the “Schedule TO”), relating to an offer by TASER International, Inc., a Delaware corporation (“TASER” or the “Company”), to certain eligible employees, subject to certain terms and conditions, to exchange some or all of their eligible options to purchase shares of the Company’s common stock, par value $0.00001 per share, on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Options, dated November 24, 2010 (the “Offer to Exchange” and such offer, the “Exchange Offer”), filed as Exhibit (a)(1)(A) to the Schedule TO.
     Pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 is filed to report the results of the Exchange Offer by amending only the item to the Schedule TO that is listed below, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO. All capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned to such terms in the Offer to Exchange.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:
     The Exchange Offer expired at 11:59 p.m., Eastern Time, on December 27, 2010. Pursuant to the Exchange Offer, 463,306 Eligible Options were tendered, representing approximately 53% of the total Eligible Options eligible for exchange in the Offer to Exchange. Because the Company’s stock price did not exceed $5.25 on the expiration of the Exchange Offer, the Modified Exchange Ratio was not applied. On December 28, 2010, the Company granted an aggregate of 221,723 New Options in exchange for the Eligible Options tendered in the Exchange Offer. The exercise price of the New Options is $4.84 per share, which was the closing price of the Company’s Common Stock on December 27, 2010 as reported by the NASDAQ Global Select Market.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TASER INTERNATIONAL, INC.

By:	/s/ Daniel M. Behrendt	Dated: December 29, 2010
Daniel M. Behrendt
Chief Financial Officer